Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

LabCorp Announces Definitive Agreement to Acquire Orchid Cellmark Inc.

Acquisition Price of $2.80 per Share in All Cash Transaction

BURLINGTON, N.C., PRINCETON, N.J.— April 6, 2011—Laboratory Corporation of America® Holdings (LabCorp®) (NYSE: LH) and Orchid Cellmark Inc. (NASDAQ: ORCH), an international provider of DNA testing services primarily for forensic and family relationship applications, today announced that they have entered into a definitive agreement and plan of merger under which LabCorp will acquire all of the outstanding shares of Orchid Cellmark in a cash tender offer for $2.80 per share for a total purchase price to stockholders and optionholders of approximately $85.4 million. Orchid Cellmark strengthens LabCorp’s presence and strong brand name in identity testing in the US and establishes its presence in identity testing in the UK.

“We are very pleased that Orchid Cellmark, a premier DNA testing business with a strong reputation for exceptional quality, reliability and customer service is joining our family,” said David P. King, Chairman and Chief Executive Officer of LabCorp. “The proposed acquisition of Orchid Cellmark significantly diversifies and strengthens our specialized forensic and family relationship testing.”

“The transaction underscores the fundamental value of the Orchid Cellmark business, the talent and expertise of our global team and the quality of our testing service offerings,” said Eugene Davis, Chairman of the Board of Directors of Orchid Cellmark. “LabCorp is a company known for bringing high quality DNA testing services to the market making our businesses very compatible.”

Under the terms of the agreement and plan of merger, LabCorp has formed an acquisition subsidiary, OCM Acquisition Corp., that will commence a tender offer to purchase all outstanding shares of Orchid Cellmark for $2.80 per share. Following the completion of the tender offer, LabCorp expects to consummate a merger of OCM Acquisition Corp. and Orchid Cellmark in which shares of Orchid Cellmark that have not been purchased in the tender offer will be converted into the right to receive the same cash price per share as paid in the tender offer. The tender offer and the merger are subject to customary closing conditions set forth in the agreement and plan of merger, including the acquisition by OCM Acquisition Corp. of a majority of Orchid Cellmark’s fully diluted shares in the tender offer and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The closing of the acquisition is expected in the second quarter of 2011.

The Board of Directors of Orchid Cellmark has determined that the offer and the merger are advisable, fair to, and in the best interests of Orchid Cellmark and its stockholders, approved the agreement and plan of merger and the other transactions contemplated thereby, including the tender offer, and recommended that the Orchid Cellmark stockholders accept the offer and tender their shares in the offer when it is made.

The $85.4 million total estimated purchase price to stockholders of the transaction is based on Orchid Cellmark’s approximately 30.5 million fully diluted shares outstanding including options with an exercise price less than $2.80 per share. Less Orchid Cellmark’s cash, cash equivalents and available for sale

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securities as of December 31, 2010, LabCorp’s total net consideration payable is approximately $65.6 million.

Additional Information

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell shares of Orchid Cellmark Inc. common stock. At the time the tender offer is commenced, LabCorp and OCM Acquisition Corp. intend to file a tender offer statement on Schedule TO and related materials (including the offer to purchase and letter of transmittal) with the U.S. Securities and Exchange Commission (SEC), and Orchid Cellmark intends to file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. LabCorp, OCM Acquisition Corp. and Orchid Cellmark intend to mail these statements to the stockholders of Orchid Cellmark. INVESTORS AND ORCHID CELLMARK STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (once they become available) will be available at no charge on the SEC’s website at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Morrow & Co. LLC, the information agent for the tender offer, at 1-203-658-9400 for banks and brokers or 1-877-827-0538 for shareholders and all others.

About LabCorp®

Laboratory Corporation of America® Holdings, an S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $5.0 billion in 2010, over 31,000 employees worldwide, and more than 220,000 clients, LabCorp offers a broad test menu ranging from routine blood analyses to reproductive genetics to DNA sequencing. LabCorp furthers its scientific expertise and innovative clinical testing technology with its Centers of Excellence: The Center for Molecular Biology and Pathology, National Genetics Institute, ViroMed Laboratories, Inc., The Center for Esoteric Testing, Litholink Corporation, Genzyme GeneticsSM*, DIANON Systems, Inc., US LABS, Monogram Biosciences, Inc., and Esoterix and its Colorado Coagulation, Endocrine Sciences, and Cytometry Associates laboratories. LabCorp conducts clinical trials testing through its Esoterix Clinical Trials Services division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies. To learn more about our organization, visit our Web site at: www.labcorp.com.

*Genzyme Genetics and its logo are trademarks of Genzyme Corporation and used by Esoterix Genetic Laboratories, LLC, a wholly-owned subsidiary of LabCorp, under license. Esoterix Genetic Laboratories and LabCorp are operated independently from Genzyme Corporation.

About Orchid Cellmark Inc.

Orchid Cellmark Inc. (NASDAQ: ORCH) is a leading international provider of DNA testing services primarily for forensic and family relationship applications. Orchid Cellmark is one of the largest providers of forensic DNA testing services and its DNA results are used by the criminal justice system to assist with the identification of perpetrators, the exclusion of suspects and the exoneration of wrongfully convicted individuals. The company provides DNA family relationship testing to numerous child services organizations and individuals seeking to verify parentage. Orchid Cellmark also serves immigration and security authorities for DNA testing of individuals. In the agriculture field, Orchid Cellmark provides DNA testing services for selective trait breeding. Orchid Cellmark’s strong market positions in these areas reflect the company’s accredited laboratories in the U.S. and U.K., its innovative genetic analysis technologies and expertise, and the company’s reputation for exceptional quality, reliability and customer service for nearly two decades. More information on Orchid Cellmark can be found at www.orchidcellmark.com.

Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements relating to the expected benefits of the transaction, the timing of the closing of the transaction, LabCorp’s future financial condition, operating results and economic performance, and management’s expectations regarding market position, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions of LabCorp and Orchid Cellmark that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the offer or the merger set forth in the agreement and plan of merger will not be satisfied or waived, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Orchid Cellmark stockholders will tender their stock in the offer; the risk that competing offers will be made; changes in either companies’ businesses during the period between now and the closing; the successful integration of Orchid Cellmark into LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers; reliance on proprietary technology; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and adverse actions of governmental and other third-party payors; as well as other factors detailed in LabCorp’s and Orchid Cellmark’s filings with the SEC, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings, and Orchid Cellmark’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings.

Contact:

Laboratory Corporation of America® Holdings

Investor/Media Contact:

Stephen Anderson, 336-436-5274

Company Information: www.labcorp.com

Contact:

Orchid Cellmark Inc.

Thomas Bologna, CEO

(609) 750-2324

ir@orchid.com

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